August 29, 2017

Alexandre Scherer
Chief Executive Officer, Watford Insurance Company
Watford Holdings Ltd.
Waterloo House, 1st Floor
100 Pitts Bay Road, Pembroke HM 08
Bermuda

       Re: Watford Holdings Ltd.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted August 14, 2017
           CIK No. 0001601669
Dear Mr. Scherer:

        We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS/A filed August 14, 2017

Business
Certain Relationships and Related Party Transactions, page 195

1. In light of the emphasis you place on your "differentiated and balanced business model,"
       please address the following related to your response to prior comments 1 and 9:

           You disclose that the fee sharing agreements align the interests of HPS and Arch and foster a cooperative approach toward your overall success. Given that the agreements
 Alexandre Scherer
Watford Holdings Ltd.
August 29, 2017
Page 2
       appear central to your "total-return driven business model" it appears that you have a beneficial interest in these agreements. Please file the fee sharing agreements as exhibits to the registration statement. See Item 601(b)(10)(i) of Regulation S-K. Please also disclose the material terms of the fee sharing agreements, including the allocation of fees between HPS and Arch, any restrictions on the ability to alter the underwriting portfolio, adjust investment leverage and/or adjust your mix of investment assets, the term of the agreement and termination provisions.
            Please revise this section, as well as your disclosure under "Differentiated and balanced business model" on page 11 and your related risk factors, to disclose that while you depend on the fee sharing agreements to balance these conflicts of interests, you do not know or monitor the amounts transferred.
            To the extent you become aware of the amount of the fee sharing payments in the future, revise your future filings to disclose those amounts for the relevant periods.
            Revise this section to disclose your understanding of how the underwriting cycles experienced during the periods presented would have affected the computations under the fee sharing agreements.
2. We also note your following revised disclosure related to your responses to prior comments 1 and 9: "We have engaged Arch and/or HPS, as applicable, to continuously evaluate underwriting and/or investment opportunities, as applicable, on our behalf, and, by leveraging their respective expertise and market access, can increase or decrease our underwriting premium, adjust our mix of the underwriting portfolio, adjust investment leverage and/or adjust our mix of investment assets depending upon underwriting market conditions, credit market conditions or both. We believe this hybrid approach makes us better equipped to navigate industry underwriting cycles than traditional insurance and reinsurance companies. When facing soft phases of the insurance and/or reinsurance cycles, we, through our relationship with HPS, maintain the opportunity to generate higher returns from investment income. During hard phases of the insurance and/or reinsurance cycles, through our strategic relationship with Arch we have the ability to increase our business volume to capture higher rate levels in the market." Please address the following regarding this disclosure:

            Please revise your MD&A to discuss the insurance and reinsurance underwriting market cycles experienced during the periods presented, identifying inflection points and magnitude of those cycles, providing quantification where possible. Clearly explain whether these trends affected only certain lines or all lines.
            Identify the steps you took to increase or decrease your underwriting activities during these periods and how those steps impacted the insurance premiums and losses incurred during the periods presented, providing quantification where possible.
            Similarly, discuss the steps you took during the periods presented to "maintain the opportunity to generate higher returns from investment income" during the "soft phases"
       of the insurance or reinsurance cycles. Clearly identify how these steps impacted your investment returns, providing quantification where possible.
 Alexandre Scherer
Watford Holdings Ltd.
August 29, 2017
Page 3
Consolidated Balance Sheet, page F-32

3. Please revise to include your related party transaction information as proposed in Annex
       A provided in your response to prior comment 11 with the following revisions:

            Revise to separately quantify the Investment management fees paid to related parties as a separate line item on the face of your statements of income (loss).
            Revise the titles of your Investment management fees and Investment performance fees in the Net investment income tables on pages Annex A-7 and A-18 to reflect that these amounts are paid to related parties.

Notes to the Consolidated Financial Statements
4. Segment Information, page F-43
4. In your July 10, 2017 response to prior comment 32 you indicate that you have determined you have a single operating segment. However, your disclosure on page F-43 indicates that you have determined that you have an underwriting segment which is distinct from your corporate segment. You disclose that your underwriting segment includes your investment activities (including net interest income, realized and unrealized gains and losses on investments, investment performance fees, and net foreign exchange gains and loss) as well as income taxes and items related to your cumulative redeemable preferred shares. You confirm in your response dated August 14 to prior comment 12 that your chief operating decision maker (CODM) regularly receives and reviews investment performance information from both HPS as well as your independent investment accounting services provider and uses such information for budgetary and forecasting purposes. Tell us how you determined that these two operating segments meet the aggregation criteria set forth in ASC 280-10-50-11 through 50-19.
5. Please address the following related to your response to prior comment 13 regarding the level of insurance information you have available:

            Please more clearly identify the level of information in terms of premiums, losses, and acquisition costs that you have available as identified here are used for general financial statement purposes versus the level of information received that you do not use for general financial statement purposes.
            Clarify the level of information used for underwriting decisions to explain whether your employees receive and review that information on a contract by contract basis or such information is only reviewed by Arch as part of their outsourced underwriting duties under the contract.
            Revise your business section and other sections as applicable to clearly identify any limitations on the level of underwriting business information available to your employees.
 Alexandre Scherer
Watford Holdings Ltd.
August 29, 2017
Page 4
7. Short Duration Contracts, page F-46

6.     Please address the following related to your response to prior comment
15:

            We note your statement that Arch reports loss information to you based on a higher level of aggregation than the business lines identified. Revise to disclose the level at which Arch reports loss information to you.
            Based on the information provided in your response to prior comment 15 it appears that the payment patterns appear different for the casualty excess of loss versus casualty pro rata for the periods presented in the table. The anomalies you identified would seem to be indicative of significantly different characteristics such that these two product lines may not meet the aggregation criteria and warrant additional narrative disclosure.
       According, revise your loss tables to disaggregate casualty pro rata from casualty excess of loss as provided in the sample tables in your response. Refer to ASC 944-40-50-4H.
            Revise your short duration footnote to summarize the contextual information provided in the three bullets of your unredacted response.


General

7.     We are continuing to review your response to prior comment 7.

        You may contact Keira Nakada at (202) 551-3659 or Kevin Vaughn at (202) 551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Erin Jaskot at (202) 551-3422 with any other questions.



                                                             Division of
Corporation Finance
                                                             Office of
Healthcare & Insurance
cc: Gary Boss, Esq.